Exhibit 99.1

YM BIOSCIENCES REPORTS 2004 YEAR END RESULTS

MISSISSAUGA, Canada - Oct 21, 2004 - YM BioSciences Inc. (TSX:YM, AMEX:YMI, AIM:YMBA), the cancer drug development company with an advanced-stage portfolio, today reported operational and financial results for the fourth quarter and 2004 fiscal year, ended June 30, 2004.

Highlights:

•	Published phase III data for lead anti-cancer drug, tesmilifene, in Journal of Clinical Oncology, January 15, 2004.
•	Initiated an international 700 patient phase III registration trial for tesmilifene.
•	Initiated an EU phase II trial in pediatric glioma for TheraCIM hR3, YM’s EGFr monoclonal antibody.
•	Reported positive phase II head & neck cancer clinical trial results for TheraCIM hR3 in the Journal of Clinical Oncology, May 1, 2004.
•	Awarded Orphan Drug Designation for the use of TheraCIM hR3 for glioma in Europe (subsequent to the end of the year).
•	Raised approximately $19 million in December 2003 and more than $20 million in September 2004.
•	Registered in the US with the Securities and Exchange Commission (SEC) and listed on the American Stock Exchange (AMEX) on October 1st, 2004.

Since its initiation in March 2004, enrollment in the pivotal trial for tesmilifene has progressed as anticipated. There are currently 48 clinical sites open out of a targeted 86 sites across 16 countries. The remaining 38 sites are expected to become active and approximately 200 patients are targeted to be enrolled by calendar year-end 2004. The enrolment target is one patient/site/month and YM continues to anticipate completion of enrollment in Q3, 2005. If this target is achieved as planned and survival results are similar to those of the initial Phase III trial, then the trial could be concluded early, permitting YM to submit the drug for FDA approval during 2006.

"Now that the pivotal trial for tesmilifene is well underway, we are focused on expanding the market potential for this drug by also establishing its efficacy with taxanes in metastatic breast cancer and by targeting other cancer indications," said David Allan, Chairman and CEO. "Of these, the key label expansions are hormone-refractory prostate cancer, where certain clinical efficacy has already been demonstrated, lung cancer and non-Hodgkin’s lymphoma. At the earliest possible time, tesmilifene is expected to be taken forward in the adjuvant setting for breast cancer which is immediately post-surgery and prior to any metastasis or recurrence."

YM’s second anti-cancer drug, TheraCIM hR3, was also advanced significantly during the year. A trial in children with glioma (brain cancer) continues to enroll patients in Europe. Additional clinical programs are planned with the expectation of initiating a multinational trial in glioma as early as Q1, 2005. This trial would complement the registration trial that Oncoscience AG, YM’s sublicensee in Europe, has announced it expects to initiate in Q1, 2005. A successful trial could produce data in 2006, permitting registration in Europe as early as 2007.

A trial for TheraCIM hR3 by YM in non-small-cell lung cancer is also being planned and may be started in Q1, 2005. Data from a trial in China from the licensee in that territory are also expected to be released in the near future.

"All in all, we have a very substantial clinical program that could result in two pivotal trials ongoing during 2005 with initial data from at least one of the TheraCIM trials being announced during that year," added Mr. Allan.

Financial Results

During the fiscal year ended June 30, 2004, the Company expended $8,196,893 on the development and the commercialization of licensed products and on administration, compared to $5,842,894 for the fiscal year ended June 30, 2003. The loss for the fiscal year ended June 30, 2004 was $7,211,374 or ($0.34) per share, compared to $7,381,820 or ($0.56) per share for the fiscal year ended June 30, 2003.

During the 2004 fiscal year, the Company funded licensing and product development activities totaling $5,066,569, an increase of $1,101,184 from the prior year. The increase in expenditures, related to the Phase III trial of tesmilifene in metastatic and recurrent breast cancer, was partly offset by a reduction in expenditures for TheraCIM hR3 and Norelin™, the Company’s EGF vaccine.

General and administrative expenses for the 2004 fiscal year totaled $3,130,324, compared to $1,877,509 for the prior year. The major increases occurred in travel, legal & audit, and investor relations as a result of increased public reporting requirements and activities relating to increasing exposure to the US capital markets and pursuing the listing of the Company’s securities on a US stock exchange.

Total expenditures for the three months ended June 30, 2004 were $3,231,494 compared to $1,251,667 for the same quarter last year. General and Administrative expenses for the three months were $1,299,072, up from $481,982 from the prior year, principally due to expenses related to obtaining a US listing. Licensing and Product Development expenses were $1,932,422 for the three months compared to $772,685 for the same quarter last year. The fourth quarter this year includes $1,170,000 for the tesmilifene Phase III clinical trial in metastatic and recurrent breast cancer that commenced in March 2004 and is expected to continue through fiscal 2006. Net loss for the three months ended June 30, 2004 was $3,225,056, up from $1,151,889 for the same period last year, primarily due to the increase in development expenditures.

As at June 30, 2004 the Company had cash and short-term deposits totaling $20,387,858 and current liabilities of $1,163,711. On September 30, 2004 the Company completed a bought deal public offering of 6,601,588 units at a price of $3.15 per unit for total gross proceeds of $20,795,002 (net $18,611,860). The Company anticipates that it has sufficient cash to support its current development program to beyond the end of fiscal 2006.

As at September 30, 2004, after giving effect to the financing that closed on September 30, 2004, the Company had 35,315,989 common shares outstanding and 10,819,361 warrants.

AGM Announcement

YM BioSciences’ Annual and Special Meeting of Shareholders will be held on Wednesday, December 8th, 2004 at 4:30 pm at Heenan Blaikie, Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario.

About YM BioSciences

YM BioSciences Inc. is a cancer drug development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator (for taxanes and anthracyclines) currently undergoing a pivotal Phase III trial in metastatic breast cancer. Tesmilifene has completed a previous Phase III trial with positive results. In addition to tesmilifene, the company is developing an EGFr humanized monoclonal antibody that has completed Phase II trials and a GnRH anti-cancer vaccine that is in earlier stage clinical trials.

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Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
James Smith, The Equicom Group Inc.	YM BioSciences Inc.
Tel. 416-815-0700 x 229	Tel. 905-629-9761
Fax 416-815-0080	Fax 905-629-4959
Email: jsmith@equicomgroup.com	Email: ir@ymbiosciences.com

Summary financial statements attached:

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheets

June 30, 2004 and 2003
(Amounts in Canadian dollars, unless otherwise noted)

2004	2003

Assets
Current assets:
Cash and cash equivalents	$5,493,907	$7,675,466
Short-term deposits	14,893,951	–
Marketable securities	19,715	783,622
Accounts receivable and prepaid expenses	463,838	168,187

	20,871,411	8,627,275
Capital assets	11,381	22,567

	$20,882,792	$8,649,842

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$993,272	$101,506
Accrued liabilities	170,439	221,077

	1,163,711	322,583

Shareholders' equity:
Share capital	59,841,914	44,729,104
Share purchase warrants	3,627,239	–
Contributed surplus	29,816	9,965
Deficit accumulated during the development stage	(43,779,888)	(36,411,810)

	19,719,081	8,327,259
Commitments
Subsequent events

	$20,882,792	$8,649,842

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations and
Deficit Accumulated During the Development Stage

(Amounts in Canadian dollars, unless otherwise noted)

				From
				inception on
				August 17, 1994
	Years ended June 30,			to June 30,
	2004	2003	2002	2004

Interest income	$347,187	$273,232	$154,112	$2,788,418
Expenses:
General and administrative	3,130,324	1,877,509	1,864,289	14,293,992
Licensing and product development	5,066,569	3,965,385	4,729,216	30,876,387

	8,196,893	5,842,894	6,593,505	45,170,379

Loss before the undernoted	(7,849,706)	(5,569,662)	(6,439,393)	(42,381,961)
Gain on sale of marketable securities	638,332	–	–	638,332
Unrealized loss on marketable securities	–	(1,812,158)	–	(1,812,158)

Loss before income taxes	(7,211,374)	(7,381,820)	(6,439,393)	(43,555,787)
Income taxes	–	–	7,300	7,300

Loss for the period	(7,211,374)	(7,381,820)	(6,446,693)	(43,563,087)
Deficit, beginning of period	(36,411,810)	(28,969,893)	(22,523,200)	–
Cost of purchasing shares for cancellation in excess of book value	(156,704)	(60,097)	–	(216,801)

Deficit, end of period	$(43,779,888)	$(36,411,810)	$(28,969,893)	$(43,779,888)

Basic and diluted loss per common share	$(0.34)	$(0.56)	$(0.50)

Weighted average number of common shares outstanding	21,353,479	13,218,177	12,991,039

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Cash Flows
(Amounts in Canadian dollars, unless otherwise noted)

				From
				inception on
				August 17, 1994
	Years ended June 30,			to June 30,
	2004	2003	2002	2004

Cash provided by (used in):
Operating activities:
Loss for the period	$(7,211,374)	$(7,381,820)	$(6,446,693)	$(43,563,087)
Items not involving cash:
Depreciation	14,910	59,640	48,061	258,947
Unrealized loss on marketable securities	–	1,812,158	–	1,812,158
Gain on sale of marketable securities	(638,332)	–	–	(638,332)
Stock-based compensation	19,851	9,965	–	29,816
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	(295,651)	21,927	(9,508)	(463,838)
Accounts payable and accrued liabilities	841,128	(51,803)	(163,825)	1,163,711

	(7,269,468)	(5,529,933)	(6,571,965)	(41,400,625)
Financing activities:
Issuance of common shares on exercise of options	1,544,375	–	–	1,544,375
Issuance of common shares on exercise of warrants	222,348	–	–	222,348
Redemption of preferred shares	–	(80,372)	–	(2,630,372)
Repurchase of common shares	(230,379)	(19,390)	–	(249,769)
Net proceeds from issuance of shares and special warrants	17,047,001	–	11,739,407	61,769,990

	18,583,345	(99,762)	11,739,407	60,656,572
Investing activities:
Short-term deposits, net	(14,893,951)	–	–	(14,893,951)
Proceeds on sale of marketable securities	1,402,239	–	–	1,402,239
Restricted cash	–	600,000	(600,000)	–
Additions to capital assets	(3,724)	(2,361)	(2,808)	(270,328)

	(13,495,436)	597,639	(602,808)	(13,762,040)

Increase (decrease) in cash and cash equivalents	(2,181,559)	(5,032,056)	4,564,634	5,493,907
Cash and cash equivalents, beginning of period	7,675,466	12,707,522	8,142,888	–

Cash and cash equivalents, end of period	$5,493,907	$7,675,466	$12,707,522	$5,493,907